ULTRA URANIUM CORP

605 - 889 West Pender Street, Vancouver, BC V6C 3B2 Canada
Telephone: (604) 682.7159 ♦ Fax: (604) 669.5886 ♦ Toll Free: 1.888.880.2288
www.ultrauranium.com ~ Email: IR@ultrauranium.com



09045034

December 19, 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

SUPPL PROCESSED
JAN 1 2 2009
THOMSON REUTERS

Re: ULTRA URANIUM CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 10, 2008:

A.   Unaudited Financial Statements and accompanying MD&As

   - copy of unaudited financial statements for the period ended September 30, 2008 with relevant MD&A.

B.   Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

C.   Copy of news release issued during the relevant period dated November 4, 2008.

D.   Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news release dated November 4, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

ULTRA URANIUM CORP.

PER:

GWEN WEGNER
Assistant Corporate Secretary

Enclosures

82-1669

RECEIVED

2009 JAN -5 A 8: 15

[illegible stamp]

ULTRA URANIUM CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.

September 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Current		
Cash and cash equivalents	$ 1,420,514	$ 2,751,864
Amounts receivable	71,526	20,018
GST receivable	153,440	119,875
Marketable securities – *Note 6*	16,500	16,500
Prepaid expense	56,278	15,768
	1,718,258	2,924,025
Equipment– *Note 3*	9,677	11,880
Resource property costs - *Note 4*	2,919,392	2,403,067
	$ 4,647,327	$ 5,338,972

LIABILITIES

	September 30, 2008	December 31, 2007
Current		
Accounts payable and accrued liabilities	$ 380,593	$ 500,163
Due to related parties – *Note 6*	13,246	9,300
Loans payable	1,246	1,246
	395,085	510,709

SHAREHOLDERS' EQUITY (DEFICIENCY)

	September 30, 2008	December 31, 2007
Share capital -- *Note 5*	$ 13,540,188	$ 13,540,188
Share subscriptions receivable – *Note 5*	(42,000)	(42,000)
Contributed surplus – *Note 5*	1,955,069	1,955,069
Deficit	(11,201,015)	(10,624,994)
	4,252,242	4,828,263
	$ 4,647,327	$ 5,338,972

APPROVED BY DIRECTORS:

"STEPHEN KENWOOD"   Director   *"RAYMOND.W. ROLAND"*   Director

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	Nine months ended September 30,	
	2008	2007
DEFICIT, BEGINNING OF THE PERIOD	$ 10,624,994	$ 7,968,419
NET LOSS	576,021	1,415,177
DEFICIT, END OF THE PERIOD	$ 11,201,015	$ 9,383,596

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Administrative Expenses				
Amortization	$ 735	$ 813	$ 2,203	$ 1,904
Consulting	64,550	141,870	138,550	359,011
Bank charges and interest	515	(2,974)	1,851	5,940
Investor relations	-	124,394	36,000	160,394
Filing fees	219	4,150	12,812	37,879
Financing costs		14,721	-	71,690
Professional fees	4,039	15,151	35,443	123,709
Office services and expenses	33,645	15,677	144,281	42,541
Management fees – Note 5	16,500	16,500	49,500	49,500
Rent	21,009	12,500	57,976	33,500
Shareholder communications	-	6,911	11,737	28,277
Trade show and conferences	-	-	23,675	26,237
Transfer agent	741	1,226	3,093	8,884
Travel and promotion	19,603	21,128	112,086	65,507
Loss from Operations before other items	(161,556)	(372,067)	(629,207)	(1,014,973)
Other items				
Interest income	17,294	7,580	56,270	9,323
Rental income	-	-	20,484	-
Property investigation costs	-	-	(23,568)	(24,546)
Non-cash compensation charge – Note 3	-	-	-	(384,981)
Net loss and comprehensive loss for the period	$ (144,262)	$ (364,487)	$ (576,021)	$ (1,415,177)
Loss per share	$ 0.01	$ 0.02	$ 0.03	$ 0.08

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	**2008**	2007
Operating Activities				
Net loss for the period	**$ (144,262)**	$ (364,487)	**$ (576,021)**	$ (1,415,177)
Add (deduct) items not affecting cash:				
Amortization	**735**	813	**2,203**	1,904
Non-cash compensation charge	**-**	-	**-**	384,981
	(143,527)	(363,674)	**(573,818)**	(1,028,292)
Changes in non-cash working capital balances related to operations:				
Amounts receivable	**(16,518)**	-	**(51,508)**	-
GST receivable	**(7,198)**	(17,422)	**(33,565)**	(57,236)
Prepaid expense	**(8,431)**	(7,925)	**(40,510)**	(139,241)
Accounts payable	**24,105**	72,426	**(119,570)**	(214,514)
Due to related parties	**-**	(10,000)	**3,946**	(170,250)
	(151,569)	(326,595)	**(815,025)**	(1,609,533)
Investing Activities				
Acquisition of resource properties	**-**	(20,000)	**-**	(80,000)
Deferred exploration costs	**(152,529)**	(153,752)	**(516,325)**	(181,067)
Equipment purchased	**-**	(2,397)	**-**	(3,865)
	(152,529)	(176,149)	**(516,325)**	(264,932)
Financing Activities				
Issuance of common shares for cash, net	**-**	-	**-**	5,058,797
Share subscriptions receivable	**-**	-	**-**	58,000
Share subscriptions	**-**	-	**-**	(326,000)
Loans payable	**-**	-	**-**	(10,000)
	-	-	**-**	4,780,797
Increase (Decrease) in cash during the period	**(304,098)**	(502,744)	**(1,331,350)**	2,906,332
Cash, beginning of the period	**1,724,612**	3,720,816	**2,751,864**	311,740
Cash, end of the period	**$ 1,420,514**	$ 3,218,072	**$ 1,420,514**	$ 3,218,072

Non-cash transaction – Note 7

ULTRA URANIUM CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2008
(Unaudited – Prepared by Management)

Note 1   Interim Reporting

While the information presented in the accompanying interim nine month consolidated financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2007 audited consolidated financial statements. It is suggested that these interim consolidated financial statements be read in conjunction with the Company's annual December 31, 2007 consolidated financial statements.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2008, the Company had not yet achieved profitable operations, had working capital of $1,323,173 which may not be sufficient to sustain operations over the next nine months, has accumulated losses of $11,201,015 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2   Changes in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861, "Financial Instruments – Disclosure and Presentation". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Note 2   Changes in Accounting Policy – (Cont'd)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in operations.

Under adoption of these new standards, the Company designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities, which are measured at amortized cost.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 3   Equipment

		September 30, 2008				September 30, 2007
	Cost		Accumulated Amortization		Net	Net
Computer equipment	$ 14,459	$	10,113	$	4,346	$ 4,440
Furniture and fixtures	16,585		13,260		3,325	4,156
Office equipment	10,000		7,994		2,006	2,508
	$ 41,044	$	31,367	$	9,677	$ 11,104

Note 4   Resource Property Costs

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The properties may be subject to prior claims, agreements or transfer and rights of ownership may have undetected defects.

Slovakia

Kalnica-Selec Claims

By an agreement dated June 28, 2005 with the Slovak government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company established a subsidiary, Beckov Minerals, S.R.O. ("Beckov") in Western Slovakia on May 22, 2007 to hold the claims. The claims are valid for a period of four years. The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its annual exploration rights:

- SKK   87,000 by September 22, 2005 (paid, Canadian equivalent $3,341);
- 87,000 by September 22, 2006 (paid, Canadian equivalent $3,750);
- 87,000 by September 22, 2007 (paid, Canadian equivalent $3,350);
- 87,000 by September 22, 2008. (paid, Canadian equivalent $4,276)

SKK   348,000

By an agreement dated October 1, 2005, the Company granted a private company a royalty (net of taxes to Slovakian government) ranging from $2 per pound to over $5 per pound, depending on the selling price of uranium. All other metals will be subject to a 1.5% NSR royalty. The Company also paid the private company $75,000 for its services to identify this project.

During the year ended December 31, 2007, Beckov also obtained additional licences on property areas to the south and southwest of the existing Kalnica-Selec license, called Horka and Vahom from the Ministry of Environment of the Slovak Republic. Annual fees (in Slovak Koruna) are required under the agreement to maintain annual exploration rights:

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 4   Resource Property Costs – (cont'd)

Kalnica-Selec Claims

SKK   39,000 by September 4, 2007 (paid, Canadian equivalent $1,703)
       39,000 by September 4, 2008 (paid, Canadian equivalent $1,920
       39,000 by September 4, 2009
       39,000 by September 4, 2010

SKK 156,000

As at September 30, 2008, exploration expenditures amounted to $362,886 and acquisition cost $85,671 for total expenditures on the property to date of $448,557.

Property Investigation Cost

The Company is pursuing opportunities to acquire exploration and development rights to potential uranium properties located in Bulgaria and Czech Republic. The Company has signed a finder's agreement with a private company and has paid an advance of $100,000 which will be either refunded or applied against future finders' fees. The finder's fee agreement is subject to regulatory approval. During the year ended December 31, 2007, the Company had incurred a total of $162,502 for geological consulting expenses and license application fees and costs. Theses expenditures are being expensed as incurred.

As at September 30, 2008, Ultra incurred expenditures of $23,568.

Canada

a) Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, the Company has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 4   Resource Property Costs – (cont'd)

a) Orbit Lake Group Claims – Saskatchewan - (cont'd)

Exploration Expenditures:

The Company must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007. (Incurred subsequent to December 31, 2007)

The Company may delay the exploration expenditure commitments by 18 months by making a one-time payment of $100,000 in common shares or cash.

The property is subject to a 2% net smelter return royalty. The Company may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formed. The Company will have the right to earn a 65-per-cent interest in the Crackingstone property if the Company incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its intention to attain its interest. The Company's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

As at September 30, 2008, exploration expenditures amounted to $418,239 and acquisition cost $91,250 for total expenditures on the property to date of $509,489.

b) Gwyn Lake Claims

By an option agreement dated June 16, 2003, and amended September 1, 2005 and April 20, 2007, the Company has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario. Consideration is the issue of 150,000 pre-consolidation common shares and 80,000 post-consolidation common shares, cash of $75,000 and by incurring a minimum of $150,000 in exploration expenditures as follows:

Common Shares:

20,000	upon TSX approval of the options agreement (issued);
30,000	by September 30, 2003 (issued);
50,000	by September 30, 2004 (issued);
50,000	per September 1, 2005 amendment (issued);
150,000	pre-consolidated
80,000	by April 30, 2007 post-consolidation (issued).

230,000

Note 4   Resource Property Costs – (cont'd)

b) Gwyn Lake Claims

Cash Payments:

$ 5,000   by September 1, 2003 (paid);
      5,000   by September 1, 2004 (paid);
     10,000   by April 20, 2007 (paid);
     10,000   by September 1, 2008 (paid);
     45,000   by September 1, 2009.

$ 75,000

Exploration Expenditures:

The Company was required to incur a minimum of $80,000 in exploration expenditures by December 31, 2007 which has been incurred.

The agreement is subject to a 1% net smelter return royalty. The net smelter return royalty may be purchased at any time for $ 500,000.

During the period ended September 30, 2008, the Company offered Pierre Enterprises Ltd. the opportunity to acquire a 70% interest in a portion of the Gwyn Lake property.

In order to acquire the 70% interest, Pierre Enterprises Ltd. must:

(i)   Pay to the optionor $150,000as follows:
        -     $50,000 on or before December 31, 2008,
        -     $55,000 on or before March 1, 2009 and
        -     $45,000 by March 1, 2010

(ii)   Fund a work commitment of $200,000 on or before March 1, 2009.

To date nothing has been finalized and any formal agreement will be subject to the consent of the appropriate regulatory authority. The Company and Pierre Enterprises Ltd., have one director in common.

As at September 30, 2008, exploration expenditures amounted to $531,396 and acquisition cost $88,350 for total expenditures on the property to date of $619,746.

c) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003, January 21, 2005 and December 22, 2006, the Company earned a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 576,664 pre-consolidated common shares (issued), a minimum of $150,000 in exploration expenditures (incurred) and property payments of 543,332 pre-consolidated common shares (issued) and $130,000 in cash (paid).

Note 4   Resource Property Costs – (cont'd)

c) Buck Lake Claims

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

As at September 30, 2008, exploration expenditures amounted to $936,400 and acquisition cost $405,200 for total expenditures on the property to date of $1,341,600.

d) East Dog River Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of Ultra valued at $7,500.

As at December 31, 2006, these claims were written down to $1, the estimated recoverable amount.

e) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares with a fair value of $7,500. During the year ended December 31, 2007, the total costs incurred of $42,657 were written off as the Company has no further interest in these claims.

Note 5   Share Capital

a) Authorized: Unlimited common shares without par value

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 5   Share Capital – (cont'd)

b)   Issued:

		Number	Amount	Contributed Surplus
Balance, December 31, 2005		23,418,311	$ 6,498,622	$ 262,775
Issued for resource properties	- at $0.07	150,000	11,250	-
Shares returned to treasury (escrow)		(250,000)	(7,500)	7,500
		23,318,311	6,502,372	270,275
Consolidation on 1:5 basis		(18,654,647)		-
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000	1,905,000	-
Less: share issue costs		-	(182,718)	-
Pursuant to exercise of options	- at $0.40	10,000	4,000	-
Stock-based compensation		-	-	411,987
Balance, December 31, 2006		12,293,664	8,228,654	682,262
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000	680,000	-
	- at $1.20	3,000,000	3,600,000	-
Pursuant to exercise of warrants	- at $0.335	2,671,000	894,784	-
Pursuant to exercise of options	- at $0.40	466,300	186,520	-
Issued for resource properties	- at $0.87	160,000	139,200	-
	- at $0.65	80,000	52,000	-
	- at $0.55	75,000	41,250	-
Issued for finders' fees	- at $1.20	82,499	98,999	-
Share issue costs		-	(507,424)	-
Transfer from contributed surplus on exercise of share purchase options		-	166,505	(166,505)
Stock-based compensation		-	-	1,388,697
Issued warrants for finders' fees		-	-	50,615
Recovery of future income tax asset		-	(40,300)	-
Balance, December 31, 2007 and September 30, 2008		21,548,463	$ 13,540,188	$ 1,955,069

c) Private placements

i)   On January 2, 2007, the Company issued 800,000 units at $0.25 per unit for total proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share at $0.325 per share, expiring January 2, 2009. An additional 1,920,000 units were issued at $0.25 per unit of which 120,000 included flow-through shares, for total proceeds of $480,000.

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 5   Share Capital – (Cont'd)

Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share at $0.335 per share, expiring January 2, 2009. As at December 31, 2006, proceeds of $326,000 were received with respect to the private placement.

ii) On February 1, 2007, the Company issued 3,000,000 units at $1.20 per unit for total proceeds of $3,600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share at $1.80 per share, expiring February 1, 2009, subject to an accelerated expiry clause. As at September 30, 2008, share subscriptions of $42,000 are receivable.

Finders' fees related to the above includes cash of $357,810, the issuance of 82,499 units with the same terms as the February 1, 2007 private placement and 125,833 share purchase warrants. Each of the finder units is valued at $1.20 per unit or $98,998, the fair value of the units. Each of the 125,833 share purchase warrants entitled the holder thereof to purchase an additional common share for $1.45 per share expiring February 1, 2009.

The fair value of the agents' warrants (208,332) of $50,615 was determined using the Black-Scholes model with the following assumptions:

	2007
Weighted average fair value of warrants issued	$ 0.76
Expected dividend yield	0 %
Expected volatility	196.67%
Risk-free interest rate	4.10%
Expected term in years	2 years

d) Commitments:

i) Stock-based Compensation Plan

The Company has a stock option plan whereby the maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company. Unless otherwise stated, share purchase options vest when granted. The value was determined using the Black-Scholes model.

Note 5   Share Capital – (Cont'd)

d) Commitments:

i) Stock-based Compensation Plan – (Cont'd)

A summary of the status of the stock option plan as of September 30, 2008, and September 30, 2007 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, September 30, 2007	1,558,996	$0.83
Options exercisable and outstanding, December 31, 2007 and September 30, 2008	1,558,996	$0.83

At September 30, 2008, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The weighted average life remaining for share purchase options outstanding as at September 30, 2008 is 0.33 years (2007: 1.17 years).

Subsequent to September 30, 2008, 712,066 stock options at an exercise price of $0.40 per share expired unexercised.

The fair value of the stock options is determined using the Black-Scholes option pricing model. During the nine months ended September 30, 2008 no options were granted. For the period ended September 30, 2007, the Company recorded a non-cash compensation charge of $384,981 upon the issuance of 1,046,930 stock options.

The fair value of share options for the period ended September 30, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free rate	-	4.42%
Dividend yield	-	-
Expected volatility	-	149.28%
Weighted average life remaining for stock options outstanding	-	1.67 years
Weighted average fair value per option of options granted	$ -	$ 0.37

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 5   Share Capital – (Cont'd)

d) Commitments:

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Expired	(2,549,000)	$0.335
Balance, end of period	8,328,332	$0.89

Details of share purchase warrants outstanding at September 30, 2008, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009*
125,833	$1.45	February 1, 2009
8,328,332		

* During the current period, the exercise price of 3,000,000 share purchase warrants was amended to $0.36 per share subject to TSX Venture Exchange approval. Subsequent to September 30, 2008, Ultra decided not to proceed with the amendment.

Subsequent to September 30, 2008, 2,000,000 warrants at an exercise price of $0.335 per share and 400,000 warrants at an exercise price of $0.325 per share expired unexercised.

Note 6   Related Party Transactions

The Company was charged the following amounts by directors of the company or companies with directors in common:

	Nine months ended September 30,	
	2008	2007
Management fees	$ 27,000	$ 27,000
Promotion and travel	22,723	30,706
Office services and expenses	4,196	4,037
	$ 53,919	$ 61,743

ULTRA URANIUM CORP.
Notes to the Interim Consolidated Financial Statements
September 30, 2008
(Unaudited-Prepared by Management)

Note 6   Related Party Transactions – (Cont'd)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2008, marketable securities include $16,500 (2007: $6,000) in shares of companies with common directors.

At September 30, 2008, amounts due to related parties of $13,246 (2007: $15,257) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 7   Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the nine months ended September 30, 2008, the Company issued Nil (2007:315,000) common shares at $Nil (2007: $0.86 average) per share totalling $Nil (2007: $271,250) pursuant to the acquisition of mineral properties.

Note 8   Commitments

By an agreement dated December 14, 2007, the Company agreed to pay $6,828 per month for a minimum of eighteen months for office premises.

Note 9   Comparative Figures

Certain of the comparative figures for the nine months ended September 30, 2008 have been reclassified in order to be consistent with the current period's presentation.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

BACKGROUND

The following discussion and analysis, prepared as of November 28, 2008, should be read together with the unaudited interim consolidated financial statements for the nine-months ended September 30, 2008 and 2007 and related notes attached and the audited consolidated financial statements for the year ended December 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the nine-month period ended September 30, 2008 and 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, November 28, 2008.

Additional information related to Ultra Uranium Corp. ("Ultra") is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. ("Ultra") is a mining exploration company. Ultra's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, Ultra changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on the basis of 1 new share for 5 old shares. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Ultra's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, Ultra acquired the right to explore the Kalnica-Selec uranium property in Slovakia. During the year ended December 31, 2007, Ultra applied for and received permission to explore additional property immediately south and southwest of the original Kalnica-Selec licences.

During fiscal 2007:

i) Ultra acquired an option to earn up to a 65% interest in the Orbit Lake Group of claims in the Northern Mining District of Saskatchewan. Upon earning a 65% interest in the Orbit Lake properties Ultra would then have the right to earn a 65% interest in the adjoining Crackingstone property. On April 16, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

ii) Ultra acquired an option to earn a 100% interest in nine additional mineral claims adjacent to Ultra's existing Gwyn Lake property holdings. On April 20, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

iii) Ultra entered into an agreement to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations. The agreement is subject to approval by the TSX Venture Exchange.

During the past several years, Ultra has conducted exploration activities on its promising Gwyn Lake Gold property in the Geraldton Gold - Beardmore Gold Belt in Northern Ontario and continues to hold its platinum/palladium/nickel property north of Thunder Bay, Ontario.

Ultra is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

By an agreement dated June 28, 2005 with the Slovak government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company established a subsidiary, Beckov Minerals, S.R.O. ("Beckov") in Western Slovakia on May 22, 2007 to hold the claims. The claims are valid for a period of four years.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's.

The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

> SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
> SKK 87,000 by September 22, 2006 (paid, Canadian equivalent $3,750)
> SKK 87,000 by September 22, 2007 (paid, Canadian equivalent $3,350)
> SKK 87,000 by September 22, 2008 (paid, Canadian equivalent $4,276)
>
> SKK 348,000

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

> a) $2 per pound for uranium sold for $35/lb or less;
> b) $3 per pound from $35/lb to $50/lb or less;
> c) $4 per pound from $50/lb to $65/lb or less;
> d) $5 per pound from $65/lb to $75/lb or less; and
> e) Rising $1 per pound every $10/lb increment thereafter.
>
> All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work were checked against all the historic data currently available to Ultra. Geologists have interpreted and translated historic data to identify targets for a work program.

On September 30, 2005 Ultra announced that it had mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further support the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceed the area's background radiation levels by two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

During fiscal 2006, Ultra's consulting geologist completed additional radiometric surveys at Kalnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

ULTRA URANIUM CORP.
**Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008**

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

On January 31, 2007, Ultra filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, Ultra received and filed a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

On June 28, 2007, Beckov also obtained additional licences on property areas to the south and southwest of the existing Kalnica-Selec license, called Horka and Vahom from the Ministry of Environment of the Slovak Republic. Annual fees (in Slovak Koruna) are required under the agreement to maintain annual exploration rights:

SKK   39,000   by September 4, 2007 (paid, Canadian equivalent $1,703)
             39,000   by September 4, 2008 (paid, Canadian equivalent $1,920)
             39,000   by September 4, 2009
             <u>39,000</u>   by September 4, 2010

<u>SKK   156,000</u>

The Ministry of Environment of the Slovak Republic granted the license over additional property areas totaling 12.9 square kilometres.

On October 16, 2007, Ultra obtained the necessary approvals for diamond drilling at its 100-per-cent-owned Kalnica-Selec Slovakian uranium property.

Regional geology suggests that the new license areas are highly prospective for further uranium mineralization, in particular the new area lying immediately south of the Kalnica-Selec license may contain extensions of the Krajna Dolina uranium mineralized zone on Kalnica-Selec.

The Krajna Dolina mineralized zone is one of three mineralized zones on Ultra's Kalnica-Selec uranium property. Krajna Dolina alone has a historic inferred resource estimated at more than 4.1 million pounds of U3O8 as calculated by the former government's Uranovy Prieskum State Enterprise which conducted extensive exploration and development programs on the three known mineralized zones at Kalnica-Selec in the 1970s and early 1980s.

Ultra is examining alternative methods of digitizing additional information from historical exploration carried out by Uranovy Prieskum State Enterprise (UP). In all, over 80,000 metres of drilling were completed by UP.

Ultra has conducted a surface work program on the additional Ultra ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project and includes radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding Ultra's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

All technical disclosures are reviewed and approved by Dr. Bohumil Molak, PGeo, a consulting geologist and qualified person.

During the nine months ended September 30, 2008, Ultra expended $34,000 (2007: $28,402) on exploration. Total exploration expenditures as at September 30, 2008, amounted to $362,886 and acquisition cost of $85,671 for total expenditures on the property to date of $448,557.

Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007. (Incurred subsequent to December 31, 2007)

Ultra may delay the exploration expenditure commitments by 18 months by making a one-time payment of $100,000 in common shares or cash.

The property is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake property, a joint venture agreement will be formed. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

This agreement was accepted for filing by the TSX Venture Exchange on June 8, 2007.

During the year ended December 31, 2007 Ultra mobilized a six-person crew including Raymond A. Bernatchez, PEng, consulting geologist, and Dr. John Morgan, PGeo, to its 11,000-hectare Orbit uranium property. The program ran for approximately six weeks and also included exploration by International Montoro Resources Inc. and Belmont Resources Inc. on the adjoining Crackingstone uranium property

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Orbit Lake Group Claims - Saskatchewan-- (Cont'd)

Ultra's work program at the Orbit uranium property consisted of a soil sampling program, trenching and channel sampling on the highest-priority anomalies identified by a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy & Mines (SGS) and previously documented showings located on the Orbit uranium property.

On September 28, 2007, Ultra announced that an extensive sampling and ground geophysical program had been completed on the Orbit property and the adjoining Crackingstone uranium properties.

The exploration crew evaluated 10 showings on the 11,000-hectare Orbit uranium property. They are listed as follows: Beck 34, Beck 44, Beck 89, Beck 183, Beck 184, Beck 238, SMI No. 1443, SMI No. 1445, SMI No. 1450 and SMI No. 1451. A total of 174 channel, grab and bulk samples were taken from these showings. Yellow uranium staining was observed in four of these showings. Radiometric readings were detected in all showings.

The Orbit Lake fault is host to the Beck 44 and Beck 89 showings. The Spot Lake fault is host to Beck 34, Beck 80, Beck 82, Beck 183 and Beck 184 showings. Spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Most of the uranium showings are localized within the northeast-trending structures and have a corresponding increase in potassium. Several west and northwest structures intersect the northeast structures.

Crackingstone uranium property

The crew also conducted a similar program on the adjoining 750-hectare Crackingstone uranium property.

The recently completed program evaluated 15 showings: Beck 6, Beck 48, Beck 55, Beck 58, Beck 91 (Mylo's lease), Beck 94, Beck 95, Beck 101, Beck 102, Beck 107 (Laredo showing), Beck 231, Beck 233, Beck 235, Mukta 230 and Rix 58. A total of 74 channel samples were taken from these showings. All showings registered good to very strong counts per second (cps) ranging from 1,000 to 60,000 cps. Uranium yellow staining (uranophane) was observed at seven of the showings. The geological mapping and prospecting have shown strong correlation between uranium mineralization and structural features such as faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006 to 2007. A previous 6.5-ton hand-sorted bulk sample was extracted from Mylo's lease (Rix No. 49-CC1-4) assaying 0.5 per cent uranium.

Showings Beck 6, Beck 55, Beck 94, Beck 231 and Beck 233 containing several high radiometric readings, appear to coincide with the Boom Lake fault near its intersection point with the east-west-trending Crackingstone fault, the proposed site area for the 2007 to 2008 drilling program.

The northwest corner of claim S108022 has been drilled extensively in the past. This drilling has defined two parallel uranium zones in this area. The 2006 to 2007 ground geophysical survey has defined a conductor in this area. The uranium mineralization appears to be localized within northeast-trending structures. This area may represent another strong drilling target. Previous samples were obtained from an open cut and adit (Rix No. 7 adit) in this area. Four grab samples taken in 2006 on a property visit by R.A. Bernatchez, PEng, from the rock pile and trenches along the east-west-striking fracture zone for a length of 275 metres, assayed from 0.28 per cent to 6.55 per cent uranium.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Orbit Lake Group Claims - Saskatchewan—(Cont'd)

The spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

During the fiscal 2007, Ultra completed a helicopter airborne magnetic and radiometric survey conducted by MPX Geophysics Ltd. of Richmond Hill, Ontario, on the Orbit property. The airborne survey identified a total of four major uranium anomaly trends to the northwest of this fault having linear strike distances of one to 4.5 km long.

During the current period ending September 30, 2008:

Belmont Resources Inc. provided further developments from its exploration programs at the Crackingstone-Orbit uranium projects located near Uranium City, Saskatchwan. The company and its partners International Montoro Resources and Ultra Uranium Corp. concluded that the project areas have significant potential for discovering new uranium mineralization. The recent airborne radiometric and magnetic survey program carried out by the company and its joint venture partners covered a total area of 12,091 hectares, and consisted of 1,391 line kilometres of 100-metre flight line spacing. The 100-metre line spacing with low altitude and low survey speed of the helicopter-borne system provided exceptional resolution and sensitivity, and has identified numerous northeast-southwest radiometric anomalies in the northwest and southeast portion of the property. Many of these new radiometric anomaly areas have had no previous exploration work.

Ultra released the sample assay results from the summer exploration program on historical uranium occurrences on the Crackingstone-Orbit properties. The samples were submitted to the Saskatchewan Research Lab in Saskatoon for processing.

Ultra and its joint venture partners International Montoro Resources Inc. and Belmont Resources Inc. confirmed additional presence of strong uranium mineralization at several showings. These sample results and the airborne magnetic and radiometric surveys will be used for defining a potential drill program planned for 2008.

The summer program consisted of 278 channel and 12 grab samples from 18 of 32 known uranium showings. All samples contained uranium values. Two of the showings, Beck No. 236 and Beck No. 183, had spectrometer readings over 65,350 counts per second (beyond instrument limits). Some of the highest assays were obtained from Beck 94 (1.24 per cent U3O8), Beck 110 (0.132 per cent U3O8), Beck 183 (0.12 per cent U3O8), Beck 44 (0.75 per cent U3O8) and Beck 89 (0.81 per cent U3O8). A total of 81 of the 290 samples assayed over 75 parts per million uranium (greater than 0.009 per cent U3O8), 34 samples over 500 ppm uranium (greater than 0.059 per cent U3O8), 21 samples over 1,000 ppm uranium (greater than 0.12 per cent U3O8) and five samples over 5,000 ppm uranium (greater than 0.59 per cent U3O8).

Conversion factor

Multiply ppm uranium by 1.1792, then to convert to ppm U3O8, divide by 10,000, equals per cent U3O8.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

Crackingstone claims -- 982 hectares

Beck 94 -- near the intersection of the Crackingstone and Boom Lake faults

The highest assay was taken from Beck 94, grab sample No. 123845, which returned 10,500 ppm uranium (12,381 ppm U3O8 or 1.24 per cent U3O8). Three additional samples from this showing returned the following assays: chip sample No. 123843 -- 0.47 per cent U3O8 across 0.25 metre, chip sample No. 825910 -- 0.34 per cent U3O8 across 0.25 metre and grab sample No. 825905 -- 0.13 per cent U3O8. In the later 1960s, Mukta (Canada) Ltd. drilled hole No. 230-10 under this showing returning an assay of 0.72 per cent U3O8 over 5.1 feet. Also, three channel samples taken by Mukta assayed 3.11 per cent U3O8 over one foot, 1.09 per cent U3O8 over 1.1 feet and 0.90 per cent U3O8 over 1.2 feet. The uranium mineralization may extend northward beneath a swampy area, based on observations noted this summer, toward showings Beck 233, 236 and 237. No drilling has been carried out northward into this area. These historical results have not been confirmed by Ultra and are not NI 43-101-compliant. Part of the 2008 drilling program will test the uranium potential of these showings.

Beck 236 (Rix 104) -- adjacent to the Crackingstone fault

Sample No. 825901 from this showing assayed 0.56 per cent U3O8. This showing is on strike to the northeast with Beck 232 and with Beck 233, Beck 94, Rix 57 and 58 to the southwest and along the Boom Lake fault. All of the above showings are located along a series of uranium anomalies along this fault.

Beck 110 -- west of adit No. 7, between the Spot Lake and Boom Lake faults, north of the Crackingstone fault

Single sample No. 123674 from here assayed 0.132 per cent U3O8. Historical drill core intersections of up to 15.6 per cent U3O8 and two bulk samples (46-ton and 6.5-ton) assayed 0.5 per cent uranium. A sample No. 336915 taken from the No. 7 adit during the 2006 property visit assayed 6.54 per cent uranium.

Rix No. 57 and No. 58

This showing consists of a five to 10-metre wide ridge of uranium bearing massive and brittle quartzite. Yellow staining can be observed on outcrop within fractures and breccia zones for over 300 to 400 feet along the ridge. The 2007 exploration program confirmed a previous notation of strong spectrometer readings (up to 13,000 cps) northward from Rix 58. This showing appears to be on strike southwestward from showing Beck 94.

Orbit claims -- 11,109 ha.

Beck 183 -- Kaput Lake area

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

A grab sample No. 123822 from the Kaput Lake showing assayed 0.12 per cent U3O8. A spectrometer reading of greater than 65,350 cps was obtained from one of the pits on this showing. This showing is located west and adjacent to a one-kilometre-long northeast-trending airborne uranium anomaly. This anomaly is also located adjacent to the Spot Lake fault which hosts several uranium showing to the southwest and northeast.

Beck 44 -- Saskatchewan Mineral Index (SMI No. 1451) -- Augier Lake showing and shaft

The summer program identified three parallel radioactive zones at this location. Two of the zones were sampled. Three samples returned the following assays: representative grab sample No. 123616 -- 0.23 per cent U3O8, grab sample No. 123618 -- 0.75 per cent U3O8 and chip sample No. 123623 -- 0.40 per cent U3O8. This showing is coincident with one of the 2007 airborne radiometric anomalies. Much larger and stronger uranium anomalies were detected west, northwest, north and northeast of this showing. In 1951, Orbit Uranium Development obtained two additional grab samples from the main zone assaying 2.85 per cent and 2.88 per cent U3O8. Two of the zones were traced on strike for 500 feet (1951 to 1952). The main showing was drill tested along a strike length of 2,400 feet with 11 shallow diamond drill holes. A shaft was sunk on the main east zone in 1959 and 15 tons of unreported grade was shipped to a local mill. Orbit Uranium Developments Ltd. took nine channel samples along 131 feet of the main vein that averaged 0.53 per cent U3O8 across 2.2 feet. These historical figures are not confirmed by Ultra and are not NI 43-101-compliant.

Beck 89 -- SMI No. 1454 -- Near the north shore of Orbit Bay

Two samples from this showing assayed as follows: a chip sample No. 123700 -- 0.81 per cent U3O8 and a second chip sample No. 123833 -- 0.80 per cent U3O8. Orbit Uranium reported 21 small selected grab samples containing veined pitchblende assaying from 2.42 per cent U3O8 to 22.12 per cent U3O8. Two more samples taken by Orbit Uranium from pegmatites located 800 feet to the west of this showing, assayed 0.18 per cent U3O8 and 0.13 per cent U3O8. They concluded that the pegmatitic zone has a potential for the discovery of a large-tonnage low-grade deposit. These historical figures were not confirmed by Ultra and are not NI 43-101-compliant, however the 2007 airborne radiometric survey has identified a significant uranium anomaly coincident with the pegmatite showing.

Summary of events:

The results from the limited 2007 channel sampling program, has confirmed the presence of strong uranium mineralization at several showings. They are the Augier Lake showing (Beck 44 -- SMI No. 1451), Beck 94 showing and Beck 89 -- SMI No. 1454 located in the southwest portion of the property on the north shore of Orbit Bay.

The 2007 exploration sampling and airborne radiometric and magnetic survey program identified and confirmed many uranium targets requiring follow-up evaluation for their uranium potential, especially in the east-west trending Crackingstone fault around Beck 94, the Orbit Bay area, and west, northwest, north and northeast of Augier Lake (SMI No. 1451).

All samples were processed at the Saskatchewan Research Lab in Saskatoon, Sask.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

ORBIT AND CRACKINGSTONE URANIUM PROJECTS, RADON GAS SURVEY RESULTS

Ultra released the results of a radon gas survey around the intersection point of the Crackingstone and Boom Lake faults of the Orbit and Crackingstone properties near Uranium City, Sask.

The radon gas survey method was to detect potential uranium mineralization buried in overburden areas located in proximity to the intersection of the Boom Lake and Crackingstone faults on the Crackingstone claim S-108022.

The radon gas survey consisted of collecting a total of 93 samples along portions of the grid lines covering approximately 4.65 kilometres of grid lines at 50-metre sample intervals in the area of these and other local fault intersections. Radon content of the samples was measured using a Pylon Electronics Inc. Model AB-5 portable radiation monitor used with a Pylon Model WG1001 vacuum water degassing system to remove the radon from the sample. Radon counts ranged from 10 counts per minute to 5,540 counts per minute (cpm). Background values ranged from 10 parts per million to 100 parts per million. Any value over 100 cpm was considered as anomalous. Sample material consisted of muck, soil, clay and water collected from the low-lying swampy areas and the soil-clay overburden areas.

The radiometric anomaly trends coincide with east-west, northwest and northeast oriented structural features such as faults and shear zones. Very anomalous radon gas counts were obtained immediately west of Beck 94 coincident with the Boom Lake fault, northeast, southeast, southwest and northwest of Beck 236. Anomalous radon gas counts were obtained east, west and north of Beck 44 adit, where, in 2006, a grab sample containing 7.72 per cent U3O8 was obtained. The results of this survey will be on Ultra's website.

The results of the ground electromagnetic and magnetic survey (winter of 2006) airborne magnetic and radiometric survey (fall of 2007) have confirmed all of the previously known uranium showings. The summer 2007 channel-sampling program evaluated some of these known showings. Numerous other uranium showings from old reports remain to be evaluated. The recent detailed airborne survey has also identified several untested strong radiometric trends. Follow-up exploration work is strongly recommended on these radiometric anomalies. Past exploration efforts were successful in finding uranium ore bodies along the St. Louis and Black Bay faults. The Crackingstone fault is considered to be the westerly extension of the St. Louis fault. The Crackingstone fault appears to extend west-southwesterly through the southern portion of the Orbit and Crackingstone properties. It has been well established that much of the uranium mineralization in the Archean basement rocks in the Beaverlodge area is strongly associated with these fault structures. There are at least 18 known major uranium occurrences on the Crackingstone claim S-108022, which were identified between 1949 and 1968.

Technical disclosures have been reviewed and approved by Raymond A. Bernatchez, PEng, consulting geologist and an independent qualified person under NI 43-101.

During the period ended June 30, 2008, Ultra released the following information. Ten diamond drill holes totalling 1,663.4 metres were completed on the Crackingstone property west of Uranium City in Northern Saskatchewan.

All holes have reportedly intersected radioactive mineralization over variable widths. Eight holes tested a 600-metre strike length of a two-kilometre-long conductor starting from the Beck 94 showing. Drilling was located in the north of claim S-108022 (Crackingstone).

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

Hole depths range from 90.5 metres to 285.3 metres. Uranium mineralization intersected in the drilling is very similar to that observed at Beck 94 during the 2007 surface-sampling program. A representative grab sample collected from Beck 94 during the 2007 sampling program assayed 1.24 per cent U3O8.

Multiple zones of radioactive mineralization have been encountered in all drill holes. Yellow staining was frequently noted in the core, associated with radioactive mineralization. Uranium mineralization is usually contained in fractured and sheared, altered, hematized, chloritized and carbonatized sedimentary, and felsic intrusive rocks, and sometimes in pegmatitic rocks. Graphite, biotite and sulphide mineralization were also noted in the radioactive mineralized zones. The mineralized widths varied from 0.1 metre up to 24 metres.

Several known uranium showings are located farther north, east and west of this conductor. The Beck 48 (the adit) showing is located 500 metres north of the present drilling. A grab sample taken in 2006 from this adit returned an assay of 7.72 per cent U3O8. The remaining drill program will continue testing the conductor northward for an additional 900 metres. These drill holes will test the intersection points of four additional cross-structures along strike. High radon gas anomalies were detected along this conductor in proximity to these cross-structures. The Cinch uranium mine is located at the intersection point of the Black Bay fault with the Crackingstone fault. Beck 94 appears to be located at the intersection point of the northeast striking Boom Lake fault with the Crackingstone fault (south splay cross fault). Uranium mineralization was also intersected in holes C9 and C10 which are located at and on a cross-structure (65,350 plus cps reading in 2007 sampling). At least three more holes are proposed on this cross-structure. The 2006-2007 winter geophysical survey identified a total of 25 conductors on this claim. Many of these conductors are coincident with known uranium occurrences and many of these conductors have not been drill tested.

At the end of the reporting period the program was about 55 per cent completed with 10 additional holes planned to test the northerly extension of the conductor.

A number of key initiatives have been completed at the Crackingstone uranium project including a National Instrument 43-101 report, a preliminary report outlining development recommendations, mapping, line cutting, ground geophysics, soil sampling, grab and channel sampling, a radon gas survey, and airborne radiometric and magnetic surveys. These development programs were instrumental in defining the phase one diamond drill program. Past uranium production in the area came from four primary areas: the Cinch, Lorado, Rix Smitty and Leonard deposits. The Cinch Lake and Rix Smitty mines have reportedly produced a total 1,869,000 pounds of U3O8.

Ultra also completed an airborne magnetic/electromagnetic survey over the Orbit uranium project, located eight kilometres southwest of Uranium City, Sask. This survey consisted of 1,319 line kilometres using the Aerotem IV system, which is the newest and highest-power airborne survey equipment available. It is expected that results of this survey will be received and interpreted in approximately eight weeks. This survey will assist in defining targets of interest in this uranium region, which is adjacent to the Crackingstone uranium project. The Crackingstone uranium project has a 3,000-metre diamond drill program under way. Hole No. 1 was drilled to a depth of 155 metres as anticipated and four additional holes have also been successfully completed.

ULTRA URANIUM CORP.
**Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008**

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

Progress reports and assay results will be released as they are received by Ultra.

On September 8, 2008, the Company announced the results of a second geophysical airborne (Electromagnetic/magnetic) survey covering the Orbit Uranium claims(11,109 ha) adjacent to the Crackingstone Uranium Project located 8 km west of Uranium City, Saskatchewan. This survey has confirmed 19 electromagnetic conductors of which 6 have significant strike length from 1 km to 3.5 km. These conductors are considered prime exploration targets for the discovery of uranium mineralization. Four of the conductors are coincident with significant radioactive zones detected in the 2007 Airborne Radiometric/Magnetic survey and with historical uranium showings. Some of these historical showings were sampled during the 2007 exploration and sampling program. The 2008 airborne electromagnetic/magnetic survey consisted of 1319 line km using the Aerotem IV system, which is the newest and highest power airborne survey equipment available. A detailed map illustrating the results of the 2007 airborne radiometric/magnetic and the 2008 electromagnetic survey will be available on the Company's web sites. This survey was instrumental in further defining a more comprehensive 2008 Fall sampling program focused on the Orbit Bay East EM-Mag-radioactive ("RA") Zone, the Orbit Bay North RA and the Central Spot Lake EM-RA Fault Zone. This sampling program will help to delineate drill targets for the planned 2009 drill program this winter. The sampling program will also consist of a preliminary surface evaluation of numerous exploration targets west of Augier Lake, south and west of Dive Lake, west shores of Orbit Lake, NW of Spot Lake and possibly The Kaput Lake Zone.

Beck 44 –Sask.Mineral Index ("SMI" #1451) The shaft at the NE end of **Augier Lake**, sampled in the 2007 exploration program, identified three parallel and closely spaced radioactive shear/fracture zones. The detection of an airborne EM conductor just north of this showing warrants additional prospecting and sampling in this area. Three grab and chip samples taken in 2007 from the Northeast Augier Lake shaft area, assayed 0.23%, 0.75% and 0.40% U3O8. In 1951, Orbit Uranium Development obtained two additional grab samples from the main zone assaying 2.85% and 2.88% U3O8. Two of the zones were traced on strike for 500 feet (152 m) (1951-52). The main showing was drill tested along a strike length of 2400 feet (731 m) with 11 shallow diamond drill holes. A shaft was sunk on the main east zone in 1959 and 15 tons of uranium bearing rock was shipped to a local mill. Orbit Uranium took 9 channel samples along 131 feet (40 m) of the main vein that averaged 0.53% U3O8 across 2.2 feet (0.67 m).

Beck 89 –SMI #1454 –Near north shore of Orbit Bay (part of Orbit North RA Zone). Two chip samples taken in 2007 from this showing assayed 0.81% and 0.80% U3O8. Orbit Uranium (1951) reported 21 small selected grab samples containing veined pitchblende assaying from 2.42% to 22.12% U3O8. Two more samples taken by Orbit from pegmatites located 800 feet to the west of this showing, assayed 0.18% and 0.13% U3O8. They concluded that the pegmatitic zone has a potential for the discovery of a large tonnage low grade deposit. The 2007 airborne radiometric survey has identified a significant uranium anomaly coincident with the pegmatite showing.

In addition, the companies are awaiting the results of additional assays for the Phase One drill program of 3,075 meters at the Crackingstone Uranium Project. Results for the initial 8 holes were released on July 22, 2008, and highlighted 0.37% U3O8. It is expected that results from the remaining drill holes (235+ core samples) will be available during September and October 2008.
This news release was reviewed and approved for technical disclosure by Raymond A. Bernatchez, P.Eng. Consulting Geologist, an independent qualified person under NI 43-101.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

During the nine months ended September 30, 2008, Ultra expended $166,253 on exploration. Total exploration expenditures as at September 30, 2008, amounted to $418,239 and acquisition cost $91,250 for total expenditures on the property to date of $509,489.

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. Ultra considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions

Which form a circular structure approximately 30 km in diameter? This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Ultra optioned the initial claims from two prospectors. The amended terms of the property agreement include Ultra paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Ultra may purchase for $500,000. Ultra has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

<u>Buck Lake Project Claims – Ontario – (Cont'd)</u>

During the year ended December 31, 2005, Ultra entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of Ultra to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 was deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and Ultra issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During fiscal 2006, Ultra expended $10,000 in cash and issued 150,000 common shares on property option payments.

On January 10, 2007, Ultra agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated December 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and Ultra with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on December 10, 2003, and March 2, 2005. The optionors accepted 160,000 common shares (issued) of the issuer in lieu of the final $150,000 cash payment due January 31, 2007.

During the nine months ended September 30, 2008, Ultra expended $5,600 on exploration. Total exploration expenditures as at September 30, 2008, amounted to $936,400 and acquisition cost $405,200 for total expenditures on the property to date of $1,341,600.

<u>Gwyn Lake Gold Property –Ontario</u>

HISTORICAL

On June 16, 2003 Ultra entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Ultra must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

<u>Gwyn Lake Gold Property –Ontario - (Cont'd)</u>

and complete $150,000 cumulative work within 4 years. Ultra issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued during the year ended December 31, 2006. The vendor retains a 1% net smelter royalty (NSR), half of which can be purchased for a one time payment of $500,000 and the remaining half can be purchased for an additional $1,000,000.

Ultra completed a 2 week surface exploration on the Gwyn Lake Gold Property in fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Ultra is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt and plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Ultra announced that it had entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of Ultra to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and Ultra has issued the 50,000 common shares to the property optionor.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Gwyn Lake Gold Property –Ontario - (Cont'd)

During the year ending December 31, 2007, by an option agreement dated April 20, 2007, Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra
has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. (Incurred) The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007

During the nine months ended September 30, 2008:

Ultra received new exploration results from its Gwyn Lake gold property. The Gwyn Lake gold property is host to greenstone belt-style gold mineralization located within banded iron formations.

The exploration program included cutting a 5.2-kilometre-long access road, more than 8,000 square metres of stripping and litho-geochemical sampling. The new access road cuts across the geological structure and during the cutting of this new road 15 new locations and showings with potential to contain gold mineralization were uncovered and stripped. Showings include multiple banded iron formations and quartz veins and stringers with disseminated sulphidic mineralization.

The newly discovered showings lie within and/or to the north of the previously located banded iron formation zones. The banded iron formations are exposed along strike for up to several hundred metres long and 0.5 to 2.5 metres wide. Most contain visible sulphidic mineralization and locally small lenses of massive sulphide. Some newly found occurrences lie on strike to the previously identified gold showings named Delbridge, Blacksmith, Orion and Dominion.

The 2007 sampling program included continuous channel, chip and grab samples from the banded iron formation, shear zones and veins. Samples were sent to Accurassay Laboratories in Thunder Bay and results include those shown in the table.

Showing No.	Au (ppb)	Ag (ppm)	True width (m)	Sample type
2	1937	<2		Grab
2	536	<2		Grab
4	710	5.06		Grab
4	295	2.26	0.4	CCH
8	5140	9.59		Grab
8	1298	<2	0.5	CCH
11	<5	228.6	0.75	CCH
12	7370	1.5	0.05	CH
12	3570	0.8	0.5	CCH
12	2752	<2	0.9	CCH

ULTRA URANIUM CORP.
**Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008**

Gwyn Lake Gold Property –Ontario - (Cont'd)

Showing No.	Au (ppb)	Ag (ppm)	True width (m)	Sample type
12	2232	<2	1.3	CCH
12	1943	<2	0.85	CCH
12	1797	<2	0.83	CCH
12	1698	<2	0.2	CCH
12	1338	<2	1.2	CCH
12	1337	<2	0.55	CCH
12	1207	<2	0.75	CCH

Based on work to date, showing No. 12 has the best potential to contain notable gold mineralization. It appears to be an extension of the historical Dominion zone that is exposed a few hundred metres to the west-southwest.

Current and future work on the Gwyn Lake gold property includes additional stripping and sampling at regular intervals across the banded iron formations, geological mapping, prospecting for mineralized outcrops and further structural, mineralogical and petrologic studies. Special attention will be paid to the southernmost in the showing No. 12, where further stripping and detailed sampling will be conducted.

The Beardmore-Geraldton gold belt is well known for its extensive mining history, with 19 previously operated gold mines in the area having reportedly produced over four million ounces of gold. Extensive exploration activity is currently taking place in the broader area of the Gwyn Lake gold property.

During the nine months ended September 30, 2008, the Company offered Pierre Enterprises Ltd. the opportunity to acquire a 70% interest in a portion of the Gwyn Lake property.

In order to acquire the 70% interest, Pierre Enterprises Ltd. must:

(i)   Pay to the optionor $150,000as follows:
-       $50,000 on or before December 31, 2008,
-       $55,000 on or before March 1, 2009 and
-       $45,000 by March 1, 2010

(ii)   Fund a work commitment of $200,000 on or before March 1, 2009.

To date nothing has been finalized and any formal agreement will be subject to the consent of the appropriate regulatory authority. The Company and Pierre Enterprises Ltd., have one director in common.

During the nine months ended September 30, 2008, exploration expenditures on the property amounted to $310,472 (2007: $Nil). Total exploration expenditures as at September 30, 2008, amounted to $531,396 and acquisition cost $88,350 for total expenditures on the property to date of $619,746.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

East Dog River Property – Ontario

HISTORICAL

In November 2001, Ultra entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by Ultra's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

Ultra intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Ultra earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500.

During fiscal 2006, all expenditures on the property amounting to $32,886 were written- down to $1. During the year ended December 31, 2007 the $1 was written-off.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Ultra earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the year ended December 31, 2007, there were no exploration expenditures on the property. As at December 31, 2007, all expenditures on the property amounting to $42,657 were written off.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by Ultra during the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

	Balance December 31, 2006	Additions	Balance December 31, 2007	Additions	Balance September 30, 2008
Kalnica-Selec Claims					
Acquisition costs					
Cash	$ 7,091	$ 3,580	$ 10,671	$ -	$ 10,671
Account payable-fee	75,000	-	75,000	-	75,000
	82,091	3,580	85,671	-	85,671
Deferred exploration costs					
Field costs	142,100	35,496	177,596	-	177,596
Geological consulting	38,674	112,616	151,290	34,000	185,290
	180,774	148,112	328,886	34,000	362,886
	262,865	151,692	414,557	34,000	448,557
Orbit Lake Property					
Acquisition Costs					
Cash	-	50,000	50,000	-	50,000
Shares	-	41,250	41,250	-	41,250
	-	91,250	91,250	-	91,250
Deferred exploration costs					
Assays	-	-	-	6,248	6,248
Geological consulting	-	-	-	3,050	3,050
Field costs	-	-	-	6,266	6,266
Geological survey /sampling	-	251,986	251,986	150,689	402,675
	-	251,986	251,986	166,253	418,239
	-	343,236	343,236	166,253	509,489
Buck Lake Claims					
Acquisition costs					
Cash	140,000	-	140,000	-	140,000
Shares	49,000	139,200	188,200	-	188,200
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts					
– shares	(23,000)	-	(23,000)	-	(23,000)
	266,000	139,200	405,200	-	405,200
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,063	-	608,063	2,400	610,463
Geological consulting	99,383	-	99,383	3,200	102,583
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	930,800	-	930,800	5,600	936,400
	1,196,800	139,200	1,336,000	5,600	1,341,600

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

	Balance December 31, 2006	Additions	Balance December 31, 2007	Additions	Balance September 30, 2008
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	10,000	20,000	-	20,000
Shares	16,350	52,000	68,350	-	68,350
	26,350	62,000	88,350	-	88,350
Deferred exploration costs					
Assays	1,685	-	1,685	2,302	3,987
Field costs	6,283	101,973	108,256	-	108,256
Geological consulting	91,213	19,200	110,413	308,170	418,583
Reporting	570	-	570	-	570
	99,751	121,173	220,924	310,472	531,396
	126,101	183,173	309,274	310,472	619,746
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	-
Shares	7,500	-	7,500	-	-
Less Impairment		(12,500)	(12,500)	-	-
	12,500	(12,500)	-	-	-
Deferred exploration costs					
Assays	485	-	485	-	-
Field costs	12,326	-	12,326	-	-
Geological consulting	16,296	-	16,296	-	-
Reporting	1,050	-	1,050	-	-
Less Impairment		(30,157)	(30,157)	-	-
	30,157	-	30,157	-	-
	42,657	(42,657)	-	-	-
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	-
Shares	7,500	-	7,500	-	-
Less: Impairment	(12,499)	(1)	(12,500)	-	-
	1	-	-	-	-
East Dog River Claims					
Deferred exploration costs					
Assays	24	-	24	-	-
Field costs	6,763	-	6,763	-	-
Geological consulting	13,487	-	13,487	-	-
Reporting	113	-	113	-	-
	20,387	-	20,387	-	-
Less: Impairment	(20,387)	-	(20,387)	-	-
	-	-	-	-	-
	1	(1)	-	-	-
	$ 1,628,424	$ 774,643	$ 2,403,067	$ 516,325	$ 2,919,392

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Property Investigation Cost

The Company is pursuing opportunities to acquire exploration and development rights to potential uranium properties located in Bulgaria and Czech Republic. The Company has signed a finder's agreement with a private company and has paid an advance of $100,000 which will be either refunded or applied against future finders' fees. The finder's fee agreement is subject to regulatory approval. During the year ended December 31, 2007, the Company incurred a total of $162,502 for geological consulting expenses and license application fees.

During the current period Ultra incurred expenditures of $23,568. These expenditures are being expensed as incurred.

SELECTED FINANCIAL INFORMATION

The following table presents selected consolidated financial information for the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005.

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Revenue	76,754	9,323	-	-	-
Net loss	(576,021)	(1,415,177)	(2,680,575)	(885,144)	(387,990)*
Basic and diluted loss per share	(0.03)	(0.08)	(0.16)	(0.11)	(0.03)
Total assets	4,647,327	5,679,442	5,338,972	2,100,355	1,538,543

* The financial statements for the year ended December 31, 2005 were restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352.

RESULTS OF OPERATIONS

Three-months ended September 30, 2008

Ultra incurred a net loss of $144,262 for the three months ended September 30, 2008, as compared to a net loss of $364,487 for the comparable period in 2007. The decrease in net loss of $220,225 was mainly due to consulting fees of $77,320; professional fees of $11,112; shareholder communication fees of $6,911; investor relations fees of $124,394; filing fees of $3,931; financing costs of $14,721; transfer agent of $485; travel and promotion of $1,525 and non-cash amortization of $78 with corresponding increases in office services and expenses of $17,968 due to increased activity in maintaining corporate matters, office relocation expenses and expanding office staff; rent increased by $8,509 due to relocating to new premises and interest revenue increased by $9,714 with the balance of the increases of S3,489 spread over the remainder of the expenditures.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Nine-months ended September 30, 2008

Ultra incurred a net loss of $576,021 for the nine-months ended September 30, 2008, as compared to a net loss of $1,415,177 for the comparable period in 2007. The decrease in net loss of $839,156 was mainly due to non-cash compensation expenses of $384,981. Ultra recorded non-cash compensation expense during 2007, which represents the estimated fair value of stock options granted during the period; consulting of $220,461; professional fees of $88,266; filing fees of $25,067; interest and bank charges of $4,089; investor relations $124,394; financing costs of $71,690; shareholder communications of $16,540; trade show and conferences of $2,562; transfer agents of $5,791 and property investigation costs decreased by $978 with corresponding increases in non-cash amortization of $299; office services and expenses of $101,740; due to increased activity in maintaining corporate matters, relocation expenses and expanding office staff; rent increased by $24,476 due to relocating to new premises and travel and promotion increased by $46,579 due to increased activity in mineral exploration. Interest income increased by $46,947 due to funds invested and rental income increased by $20,484

REVENUE

Ultra does not have any source of mineral revenue, except for interest receivable on investments. Ultra uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the nine-months ended September, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

EXPENSE – Cont'd

	Nine-months ended September 30, 2008	Nine-months ended September 30, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Accounting, audit and legal	35,443	123,709	279,189	146,455	117,218
Increase (decrease) *	(71.35)	-	90.63	24.94	(0.55)
Amortization	2,203	1,904	2,788	2,520	3,249
Increase (decrease) *	15.70	-	10.63	(22.43)	(22.70)
Investor relations	36,000	160,394	155,642	-	-
Increase (decrease) *	(77.56)	-	100.00		
Interest and bank charges	1,851	5,940	35,374	31,577	69,183
Increase (decrease) *	(68.83)	-	12.02	(54.36)	3.61
Consulting fees	138,550	359,011	175,834	81,750	72,000
Increase (decrease) *	(61.41)	-	115.09	13.54	100.00
Filing fees	12,812	37,879	19,107	13,063	6,395
Increase (decrease) *	(66.18)	-	46.26	104.27	(59.98)
Management fees	49,500	49,500	42,019	30,000	30,000
Increase (decrease) *	-	-	40.06		
Office services and expenses	144,281	42,541	135,034	67,840	20,056
Increase (decrease) *	239.16	-	97.57	238.25	(58.64)
Travel and promotion	112,086	65,507	183,089	8,740	5,031
Increase (decrease) *	71.11	-	1,994.84	73.72	(67.28)
Property investigation costs	23,568	24,546	262,504	-	-
Increase (decrease) *	(3.98)	-	100.00		
Rent	57,976	33,500	44,900	42,000	42,000
Increase (decrease) *	73.06	-	6.90		
Shareholder communications fees	11,737	28,277	32,616	25,994	14,865
Increase (decrease) *	(58.49)	-	25.48	74.87	471.07
Stock-based compensation	-	384,981	1,388,697	411,987	-
Increase (decrease) *	(100.00)	-	237.07	N/A	N/A
Transfer agent	3,093	8,884	9,697	8,959	4,683
Increase (decrease) *	(65.18)	-	8.24	91.31	(30.36)
Trade show and conference	23,675	26,237	30,705	-	-
Increase (decrease) *	(9.76)	-	100.00		

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,								
	2008			2007				2006	
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-
Net loss	(253,475)	(178,284)	(144,262)	(624,619)	(426,071)	(364,487)	(1,265,398)	(72,696)	(535,060)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.13)	(0.02)	(0.01)

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, Ultra had a working capital of $1,323,173 (2007: $3,070,503).

Management anticipates the raising of additional funding through sale of its securities to enable Ultra to fund ongoing operations.

At September 30, 2008, Ultra held cash on hand of $1,420,514 (2007: $3,218,072) and liabilities totalled $395,085 (2007: $437,094).

Ultra does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a)   Authorized:

Effective May 11, 2007, Ultra's authorized share capital was changed to unlimited common shares without par value.

(b) Issued:

		Number		Amount
Balance, December 31 2006		12,293,664	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000		894,784
Pursuant to exercise of options	- at $0.40	466,300		186,520
Issued for resource properties	- at $0.87	160,000		139,200
Issued for resource properties	- at $0.65	80,000		52,000
Issued for resource properties	- at $0.55	75,000		41,250
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(507,424)
Transfer from contributed surplus on exercise of share purchase options		-		166,505
Recovery of future income tax asset		-		(40,300)
Balance, December 31, 2007 and September 30, 2008		21,548,463	$	13,540,188

Year Ended December 31, 2007

i) On January 2, 2007, the Company issued 800,000 units at $0.25 per unit for total proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring January 2, 2009. An additional 1,920,000 units were issued at $0.25 per unit of which 120,000 included flow-through shares, for total proceeds of $480,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring January 2, 2009.

ii) On February 1, 2007, the Company issued 3,000,000 units at $1.20 per unit for total proceeds of $3,600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $1.80 per share, expiring February 1, 2009, subject to an accelerated expiry clause.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

SHARE CAPITAL – (Cont'd)

Finders' fees related to the above includes cash of $357,810, the issuance of 82,499 units with the same terms as the February 1, 2007 private placement and 125,833 share purchase warrants. Each of the finder units is valued at $1.20 per unit or $98,998, the fair value of the units. Each of the 125,833 share purchase warrants entitles the holder thereof to purchase an additional common share for $1.45 per share expiring February 1, 2009.

The fair value of the agents' warrants (208,332) of $50,616 was determined using the Black-Scholes model with the following assumptions:

	2007
Weighted average fair value of warrants issued	$ 0.76
Expected dividend yield	0 %
Expected volatility	196.67%
Risk-free interest rate	4.10%
Expected term in years	2 years

Year Ended December 31, 2006

On June 8, 2006, the Company issued 5,220,000 units at $0.25 per unit of which 100,000 included flow-through shares for total proceeds of $1,305,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share at $0.335 per share, expiring June 8, 2008. As at December 31, 2006, share subscription of $100,000 was receivable and was received during the year ended December 31, 2007.

On October 27, 2006, the Company issued 2,000,000 units at $0.25 per unit of which 400,000 included flow-through shares, for total proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share at $0.335 per share, expiring October 27, 2008.

On November 15, 2006, the Company issued 400,000 units at $0.25 per unit for total proceeds of $100,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share at $0.325 per share, expiring November 15, 2008.

Proceeds from the sale of units are all allocated to share capital and none to warrants.

Commitments:

i) Stock-based Compensation Plan
    The company has a stock option plan whereby the maximum number of share reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Stock-based Compensation Plan – (cont'd)

date of grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company. Unless otherwise stated, share purchase options vest when granted. The value was determined using the Black-Scholes model.

A summary of the status of the stock option plan as of September 30, 2008, and September 30, 2007 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, September 30, 2007	1,558,996	$0.83
Options exercisable and outstanding, December 31, 2007 and September 30, 2008	1,558,996	$0.83

At September 30, 2008, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The weighted average life remaining for share purchase options outstanding as at September 30, 2008 is 0.33 years (2007: 1.17 years).

Subsequent to September 30, 2008, 712,066 stock options with an exercise price of $0.40 per share expired unexercised.

The fair value of the stock options is determined using the Black-Scholes option pricing model. During the nine-months ended September 30, 2008 no options were granted. For the period ended September 30, 2007, the Company recorded a non-cash compensation charge of $384,981 upon the issuance of 1,046,930 stock options.

The fair value of share options for the period ended September 30, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

Stock-based Compensation Plan – (cont'd)

	2008	2007
Risk-free rate	-	4.42%
Dividend yield	-	-
Expected volatility	-	149.28%
Weighted average life remaining for stock options outstanding		1.67 years
Weighted average fair value per option of options granted	$ -	$ 0.37

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Expired	(2,549,000)	$0.33
Balance, end of period	8,328,332	$0.89

Details of share purchase warrants outstanding at September 30, 2008, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009*
125,833	$1.45	February 1, 2009
8,328,332		

* During the current period, the exercise price of 3,000,000 share purchase warrants was amended to $0.36 per share subject to TSX Venture Exchange approval. Subsequent to September 30, 2008, Ultra decided not to proceed with the amendment.

Subsequent to September 30, 2008, 2,000,000 warrants at an exercise price of $0.335 per share and 400,000 warrants at an exercise price of $0.325 per share expired unexercised.

RELATED PARTY TRANSACTIONS

Ultra was charged the following amounts by directors of Ultra or companies with directors in common:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

RELATED PARTY TRANSACTIONS – (Cont'd)

	Nine months ended September 30,	
	2008	2007
Management fees	$ 27,000	$ 27,000
Promotion and travel	22,723	30,706
Office services and expenses	4,196	4,037
	$ 53,919	$ 61,743

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2008, marketable securities include $16,500 (2007: $6,000) in shares of companies with common directors.

At September 30, 2008, amounts due to related parties of $13,246 (2007: $15,527) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

RISKS AND UNCERTAINTIES

Ultra competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing Ultra include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

Ultra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. Ultra's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Ultra is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at November 28, 2008 Ultra had an authorized share capital of unlimited common shares without a par value. Shares outstanding as at November 28, 2008 totalled 21,548,463 shares, granted options to directors and employees totalling 846,930 shares at a weighted average exercise price of $1.20 per share and had 5,928,332 warrants outstanding at a weighted average exercise price of $1.12 per share.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

COMMITMENTS

By an agreement dated December 14, 2007, Ultra agreed to pay $6,828 per month for a minimum of eighteen months for office premises.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Ultra is accumulated and communicated to Ultra's management as appropriate to allow timely decisions regarding required disclosure. Ultra's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the quarter filings, that Ultra's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to Ultra, is made known to them by others within those entities. It should be noted that while Ultra's Chief Executive Officer and Chief Financial Officer believe that Ultra's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Recently Released Canadian Accounting Standards

There are three new CICA accounting standards that have been issued but not yet adopted by the Ultra. These three standards will be effective for Ultra on January 1, 2008. Ultra is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

CHANGES IN ACCOUNTING POLICY

On January 1, 2007, Ultra adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861, "Financial Instruments – Disclosure and Presentation". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in operations.

Under adoption of these new standards, Ultra designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities, which are measured at amortized cost.

Upon adoption of these Handbook Sections, the opening balance of deficit was reduced by $24,000 to recognize the fair value of marketable securities at January 1, 2007.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for Ultra's reporting period beginning on January 1, 2008.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008

<u>CHANGES IN ACCOUNTING POLICY</u> – Cont'd

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

Ultra is currently assessing the impact of these new accounting standards on its financial statements.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

ULTRA URANIUM CORP.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp**, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **September 30, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: December 1, 2008.

"Raymond W. Roland"

_____

Raymond W. Roland
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ULTRA URANIUM CORP.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **September 30, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: December 1, 2008.

"Raymond W. Roland"

Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ULTRA URANIUM CORP

Trading Symbol: **ULU**
November 4, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
ray@ultrauranium.com

WARRANT REPRICING NOT PROCEEDING

Further to its news release of March 7, 2008, Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) Ultra has been unable to obtain consent from all warrant holders to reduce the exercise price of 3,000,000 outstanding warrants. The proposed amendment was in part intended to facilitate Ultra raising additional working capital from prior investors. Ultra is not proceeding with the proposed amendment.

ULTRA URANIUM CORP.

Per: _"Raymond Roland"_
    Raymond Roland
    President

For further information, please contact:

Toronto: Jason Monaco	**Vancouver:** Raymond Roland, President
First Canadian Capital	Ultra Uranium Corp.
Bank of Montreal Building	605 – 889 West Pender Street
155 Rexdale Blvd. Suite 309	Vancouver, BC V6C 3B2
Toronto, Ontario M9W 5Z8	Toll Free: 1.888.880.2288
Phone: 416.742.5600 / Fax: 416.742.6410	Phone: 604.682.7159 / Fax: 604.669.5886
jmonaco@firstcanadiancapital.com	ray@ultrauranium.com
	www.ultrauranium.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.   **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2.   **Date of Material Change**

November 4, 2008

Item 3.   **News Release**

News Release dated November 4, 2008 and disseminated to the Canada Stockwatch
Magazine, British Columbia Securities Commission, Alberta Securities Commission
and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4.   **Summary of Material Change**

Further to its news release of March 7, 2008, the Issuer announces not to proceed
with a proposed warrant amendment.

Item 5.   **Full Description of Material Change**

Further to its news release of March 7, 2008, the Issuer reports that it has been
unable to obtain consent from all warrant holders to reduce the exercise price of
3,000,000 outstanding warrants. The proposed amendment was in part intended to
facilitate the Issuer raising additional working capital from prior investors. The
Issuer is not proceeding with the proposed amendment.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.   **Omitted Information**

There is no omitted information.

Item 8.   <u>**Senior Officers**</u>

Raymond Roland, President - (604) 682-7159.

Item 9.   <u>**Statement of Senior Officer**</u>

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, 2008.

> *"Raymond Roland"*
> Raymond Roland, President

